SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

IMH SECURED LOAN FUND, LLC
(Name of Subject Company)

IMH SECURED LOAN FUND, LLC
(Name of Person Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251
(480) 840-8400
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copy to:
Peter T. Healy, Esq.
O’Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
(415) 984-8833

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING DOES NOT RELATE TO THE PROPOSED CONVERSION TRANSACTIONS PURSUANT TO WHICH IMH SECURED LOAN FUND LLC (THE “FUND”) WOULD CONVERT INTO A DELAWARE CORPORATION AND INVESTORS MORTGAGE HOLDINGS INC., THE MANAGER OF THE FUND, AND IMH HOLDINGS, LLC WOULD BECOME WHOLLY OWNED SUBSIDIARIES OF THE FUND.  THE FOLLOWING IS ONLY AMENDMENT NO. 1 TO THE FUND’S STATUTORILY REQUIRED RESPONSE TO A TENDER OFFER BY A THIRD PARTY TO PURCHASE LESS THAN 6% OF THE MEMBERSHIP UNITS OF THE FUND.

THE REGISTRATION STATEMENT ON FORM S-4 INCLUDING THE PRELIMINARY CONSENT SOLICITATION/PROSPECTUS RELATING TO THE CONVERSION TRANSACTIONS IS CURRENTLY UNDERGOING REVIEW BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND THE FUND IS ACCORDINGLY SUBJECT TO RESTRICTIONS ON COMMUNICATIONS.  THE PRELIMINARY CONSENT SOLICITATION/PROSPECTUS HAS NOT BEEN DISTRIBUTED TO THE FUND’S MEMBERS.  ONCE THE SEC’S REVIEW IS COMPLETED, THE FUND INTENDS TO DISTRIBUTE TO ITS MEMBERS A FINAL CONSENT SOLICITATION/PROSPECTUS RELATING TO THE PROPOSED CONVERSION TRANSACTIONS.

INTRODUCTION

THE FOLLOWING DOES NOT RELATE TO THE PROPOSED CONVERSION TRANSACTIONS PURSUANT TO WHICH IMH SECURED LOAN FUND LLC (THE “FUND”) WOULD CONVERT INTO A DELAWARE CORPORATION AND INVESTORS MORTGAGE HOLDINGS INC., THE MANAGER OF THE FUND, AND IMH HOLDINGS, LLC WOULD BECOME WHOLLY OWNED SUBSIDIARIES OF THE FUND.  THE FOLLOWING IS ONLY AMENDMENT NO. 1 TO THE FUND’S STATUTORILY REQUIRED RESPONSE TO A TENDER OFFER BY A THIRD PARTY TO PURCHASE LESS THAN 6% OF THE MEMBERSHIP UNITS OF THE FUND.

THE REGISTRATION STATEMENT ON FORM S-4 INCLUDING THE PRELIMINARY CONSENT SOLICITATION/PROSPECTUS RELATING TO THE CONVERSION TRANSACTIONS IS CURRENTLY UNDERGOING REVIEW BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND THE FUND IS ACCORDINGLY SUBJECT TO RESTRICTIONS ON COMMUNICATIONS.  THE PRELIMINARY CONSENT SOLICITATION/PROSPECTUS HAS NOT BEEN DISTRIBUTED TO THE FUND’S MEMBERS.  ONCE THE SEC’S REVIEW IS COMPLETED, THE FUND INTENDS TO DISTRIBUTE TO ITS MEMBERS A FINAL CONSENT SOLICITATION/PROSPECTUS RELATING TO THE PROPOSED CONVERSION TRANSACTIONS.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed by the Fund with the SEC on March 30, 2010.  Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and the Purchasers and their executive officers, directors, or affiliates.  In addition, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and the executive officers, directors, or affiliates of the Fund, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Interests of Certain Persons in the Conversion Transactions,” “Executive Compensation,” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Amendment No. 5  to the Fund’s registration statement on Form S-4, filed with the SEC on April 6, 2010 (the “Form S-4”) and incorporated herein by reference.

The section of the Form S-4 entitled “Interests of Certain Persons in the Conversion Transactions” describes certain interests that the Manager’s directors and executive officers have in the “Conversion Transactions” described in the Form S-4 that are different from, and in addition to, the interests of other holders of Units.  These interests include, among other things, such persons’ current equity interests in the Manager and various potential financial, employment and other benefits that such persons are expected to receive from the Fund’s successor if the Conversion Transactions are consummated (including, without limitation, ownership of shares of stock of such successor).  In particular, as of the filing date of the Form S-4, the Manager’s executive officers as a group, beneficially own, individually and in the aggregate, less than 1% of the outstanding Units.  If the Conversion Transactions are consummated, however, the Manager’s executive officers as a group, are expected to receive 840,848 shares of the voting common stock of the Fund’s successor (which amount includes shares received in exchange for Units owned by such executive officers), and to beneficially own approximately 4.9% of the voting common stock of such successor.  The Manager does not believe that these interests present a conflict of interest with respect to its recommendation on the Offer because the Offer is not an alternative to the Conversion Transactions, but Members should be aware of the interests of the Manager’s directors and executive officers in the Conversion Transactions.  Holders of record of Units as of the record date for voting on the Conversion Transactions will be entitled to vote for or against the Conversion Transactions.

The section of the Form S-4 Entitled “Executive Compensation” describes potential employment and compensation arrangements that certain executive officers of the Manager are expected to enter into with the Fund’s successor if the Conversion Transactions are consummated, along with certain direct and indirect financial arrangements involving the Fund, the Manager, and certain executive officers of the Manager, including, without limitation, the Manager’s current compensation programs for such executive officers, the executive officers’ current equity interests in the Manager, and the compensation currently paid by the Fund to the Manager for managing the Fund.  The section of the Form S-4 entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” summarizes the Units currently beneficially owned by directors and executive officers of the Manager and shares of stock of the Fund’s successor expected to be beneficially owned by such directors and executive officers after giving effect to the Conversion Transactions, but without giving effect to any subsequent public offering.

Item 4.	The Solicitation or Recommendation

Item 4(c) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Manager:  (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Fund’s outside legal advisors and ITH Partners LLC, a consulting firm; (iii) considered other information relating to the Fund’s historical financial performance, portfolio of assets, and future opportunities, including the proposed conversion of the Fund into a corporation and acquisition of the Manager and IMH Holdings LLC, an affiliate of the Manager; and (iv) evaluated various relevant and material factors in light of the Manager’s knowledge of the Fund’s business, financial condition, portfolio of assets, and expectations of its future prospects.

The reasons for the Manager’s recommendation include, without limitation, the following:

•
the Manager’s belief that, based in part on the Fund’s book value per Unit of $4,406.86 as of December 31,2009, the value of each Unit is significantly in excess of the Offer Price of $1000 per Unit regardless of whether the Conversion Transactions are consummated, and that if the Conversion Transactions are consummated, the value of the stock of the Fund’s successor will be further enhanced;

•
the Manager’s belief that, given the timing of the Offer (which is prior to the launch of the Conversion Transactions, which, if consummated, the Manager believes will lead to enhanced liquidity and greater long-term value for Members in their new capacities as stockholders of the Fund’s successor) and the Offer Price (which is substantially lower than the Fund’s book value per Unit as of December 31, 2009), the Offer represents an opportunistic attempt to deprive the Members who tender Units in the Offer of the potential opportunity to realize a greater long-term value of their investment in the Fund; however, the ability to achieve greater liquidity and long-term value for Members is subject to a number of risks and uncertainties, including, without limitation, general economic conditions and the other factors discussed in Item 8 “Additional Information” below, that may affect the future value of the Units; accordingly, there can be no assurance as to the actual long-term value of the Units;

•
section 10.3 of the Fund’s operating agreement prohibits the Fund from allowing the transfer of more than 2% of the Units in any taxable year, which limitation is intended to satisfy certain rules so that the Fund is not classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended (this 2% prohibition and the absence of trading of the Units on an established securities exchange are designed to allow the Fund to fall within a safe harbor from being classified as a publicly traded partnership); if the Fund were to be classified as a publicly traded partnership, then it would be treated as a corporation for U.S. federal income tax purposes and therefore be subject to a corporate tax on all of its taxable income, among other potential consequences; because the Offer is seeking the tender of more than 2% of the Units, any such tenders of more than 2% of the Units would be prohibited (and, as a result, void and of no effect) under the Fund’s operating agreement; however, if the Conversion Transactions are consummated, the restriction in the Fund’s operating agreement on the transfer of more than 2% of the Units in any taxable year will cease to be applicable;

•
discussions with the Fund’s advisors, including (i) discussions with the Fund’s legal advisors as to the restrictions on transfer of Units under the Fund’s operating agreement, (ii) discussions with ITH Partners LLC, a consulting firm assisting the Manager in evaluating strategic alternatives for the Fund, regarding the impact of the Offer on the proposed Conversion Transactions, and (iii) prior to the Offer, in connection with the preparation of the Fund’s audited financial statements, discussions with independent appraisers of the Fund’s assets, upon which the Manager relied in part in determining the Fund’s book value per Unit as of December 31, 2009;

•
the potential benefits from the proposed Conversion Transactions and the potential for an initial public offering following the consummation of the Conversion Transactions if they are consummated, as discussed in the Form S-4; and

•
the fact that the Purchasers will reduce the Offer Price by distributions paid by the Fund and Members of the Fund who tender Units in the Offer will not receive any distributions that the Fund may make in the future, including the “Special Dividend” discussed in the Form S-4 if the Special Dividend is payable.

In view of the number of reasons and complexity of these matters, the Manager did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Manager has determined that the Offer is not in the best interests of the Members.  Accordingly, the Manager recommends that the Members reject the Offer and not tender their Units to the Purchasers for purchase pursuant to the Offer.  The Manager acknowledges that each Member must evaluate whether to tender its Units to the Purchasers pursuant to the Offer and that an individual Member may determine to tender based on, among other things, its individual liquidity needs.

Item 6.	Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

During the past 60 days, no transactions with respect to the Units have been effected by the Fund or by any of its executive officers, directors, affiliates, or subsidiaries.  However, the Fund, the Manager and its equityholders (which also include the executive officers of the Manager), and IMH Holdings, LLC and its members (which also include the executive officers of the Manager) have entered into a merger and contribution agreement, which is expected to be replaced by a conversion and contribution agreement, pursuant to which the Conversion Transactions would be consummated if Members approve the Conversion Transactions and other closing conditions are met.

Item 8.	Additional Information

The second to last paragraph under Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Except as required by Rule 14d-9(c) under the Securities Exchange Act of 1934, as amended, the Fund undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.  In light of these risks, uncertainties, and assumptions, the events described by the Fund’s forward-looking statements might not occur.  The Fund qualifies any and all of its forward-looking statements by these cautionary factors and readers should keep this cautionary note in mind as they read this Schedule 14D-9 and the documents incorporated by reference herein.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Exhibit No.	Document

(e)(1)	Excerpts from Amendment No. 5 to the Fund’s registration statement on Form S-4, filed with the SEC on April 6, 2010.*

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by the Fund with the SEC on April 2, 2009.*

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by the Fund with the SEC on November 18, 2009.*

* Incorporated by reference as provided in Items 3 and 8 hereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

IMH SECURED LOAN FUND, LLC

By:  Investors Mortgage Holdings Inc.
Its:  Manager

By:  /s/ Shane C. Albers
Shane C. Albers
Chairman and Chief Executive Officer